Exhibit 99.1

Maris-Tech Enters Into an Agreement With a Major Distributor in India

The distribution agreement will expand Maris-Tech’s presence in the Indian market and promote sales of all the Company’s products

Rehovot, Israel, Aug. 30, 2023 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of edge AI accelerated video solutions for edge platforms, announced today that it entered into a distribution agreement with Precision Electronics Ltd. (“PEL”) in India, a leading systems integrator and value-added reseller for C4I2SR solutions establishing PEL as master distributor for Maris-Tech’s products in India, with the license to sell and promote all Maris-Tech’s solutions and custom products as determined by the Company.

“PEL is an established and experienced company, and as our master distributor in India will facilitate the promotion and sales of our unique, cutting-edge products. We are confident that this agreement will expand the reach of Maris-Tech’s innovative and powerful solutions throughout India, and we look forward to a mutually beneficial, productive and successful cooperation,” said Israel Bar, Chief Executive Officer of Maris-Tech.

“This is a unique opportunity for our company to promote Maris-Tech’s innovative AI edge computing and video streaming solutions in India. The true potential of the Maris-PEL partnership is to transform Electro-Optic Surveillance solutions in India into “Smart” systems that enable better Situational Awareness and Decision-making,” added Nikhil Kanodia, PEL’s President.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing future sales of our products in India, our expansion in the Indian market and the anticipated benefits of the agreement with PEL. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 6, 2023, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com